UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

____________________

Silicon Storage Technology, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Options To Purchase Common Stock
no par value per share
(Title of Class of Securities)
____________________

827057 10 0
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)
____________________

Bing Yeh
President and Chief Executive Officer
Silicon Storage Technology, Inc.
1171 Sonora Court
Sunnyvale, California 94086
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________

Copies to:

John T. McKenna, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation* _____________________	Amount of Filing Fee _____________________
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communication made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is a memorandum from Silicon Storage Technology, Inc. (“SST”) to be distributed via email to its employees related to a proposed tender offer (the “Preliminary Communication”) pursuant to which SST would offer to amend, at the election of the applicable option holder, certain portions of options to purchase SST common stock granted under the SST 1995 Equity Incentive Plan, as amended, that (a) were granted to current employees of SST who are or who are likely to be subject to taxation in the United States and who remain current employees of SST through the date the proposed tender offer expires, (b) were granted on certain dates during the period from March 2001 to September 2005, (c) were granted with an exercise price per share that is or may be less than the fair market value per share of the SST common stock underlying the option on the option’s grant date, as determined for tax purposes, (d) vested or are scheduled to vest after December 31, 2004, and (e) are still outstanding on the date the proposed tender offer expires.

The Preliminary Communication does not constitute an offer to holders of options to purchase SST common stock to amend their options. In the event the SST Board of Directors approves the tender offer, the tender offer may be commenced at such time as determined in the discretion of the SST Board of Directors.

At the time the tender offer commences, SST will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. SST will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. SST shareholders and option holders will be able to obtain these written materials and other documents filed by SST with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, shareholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from SST following such time that such documents become available.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Memorandum, dated February 11, 2008, from SST Stock Administration to SST employees.